Exhibit 99.233

NexTech AR Solutions Reports Record

Third Quarter 2020 Results

Vancouver B.C. – November 12, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual experiences, reported record results for its third quarter ended September 30, 2020. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) unless otherwise indicated.

Q3 2020 Financial highlights:

●	Total Bookings $6.7 million +327% growth over Q3 2019

●	Record revenue grows 200% to $4.7 million

●	Record backlog of $2 million

●	Gross Profit grows 344% to $3.0 million with a 63% margin

●	Working Capital of $13.6 million

●	Full report has been filed and is available on SEDAR

Live Q3 earnings call will be after the close today at 4:30pm

●	Bridge Name: NexTech AR Solutions

●	Conference ID: 597-9019

●	Dial in: +1 (435) 777-2200

●	Toll-Free + 1 (800) 309-2350

Other Q3 Highlights:

●	Filed to up list its stock to NASDAQ Capital Market July 2nd

●	Hired Eugen Winschel 18-year SAP Executive as new COO

●	Doubled the size of the company to 140 in Q3 from just 70 in Q2 - to continue to meet the rapid ramp up in demand and increase the company’s technological capabilities

●	Company became approved Microsoft partner

●	Launched new distribution deals with well-known consumer brands including Dyson, Philips Norelco, MR. Coffee, VitaMix, Breviel and Cusinart

●	Landed $250,000 edTech AR contract with Ryerson University

●	Appointed Ori Inbar to its Board of Directors, a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures

●	Acquired the assets of Next Level Ninjas for $720,000 cash consideration

●	Launches “Screen AR” A New Augmented Reality Immersive Video Conferencing Software to Accelerate Business Opportunities

●	Began building Collaborative Video Conferencing Capabilities to rival Zoom and address Telemedicine and Edtech Markets

NexTech attributes this massive growth to new customer acquisitions and the expansion of services for existing customers as the demand for AR and remote work solutions intensified.

The company is continuing to experience a rapid rise in demand for all its services. However, demand is especially high for its AR Solutions which include WebAR, AR ads, ScreenAR, Human holograms as well as custom AR solutions. Demand for the company’s AR labs for education is growing at 200% /month while every virtual event the company does has multiple AR experiences. To meet this growing demand the company is currently hiring dozens of AR/VR, Unity, and 3D modeling experts.

Evan Gappelberg, CEO of NexTech comments “NexTech’s third quarter growth was fueled by a combination of extraordinarily strong demand across all our businesses that we operate, not just one and we see that continuing into Q4. We are unique in that we are diversified with four fast growing businesses which all have a red thread of augmented reality connecting them, creating a major product differentiation and competitive advantage. He continues, “We are uniquely positioned with our augmented reality, eCommerce and InfernoAR video conferencing and virtual experience business units to thrive in this new economy being led by a digital transformation across technology. There has never been more business opportunity in our lifetime for augmented reality, virtual learning, virtual conferences, or virtual events and eCommerce, and we see strong business trends continuing in Q4 and beyond”.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	16,388,012	2,849,344
Receivables (Note 4)	1,132,033	403,651
Prepaid expenses and deposits	320,024	200,650
Contract assets	96,642	-
Inventory	2,745,299	1,353,584
Total current assets	20,682,010	4,807,229

Non-current assets
Equipment (Note 5)	277,258	146,555
Right of Use Asset (Note 6)	1,116,201	-
Intangible assets (Note 7)	2,442,199	1,420,552
Goodwill (Note 7)	4,211,566	2,262,527
Total non-current assets	8,047,224	3,829,634

TOTAL ASSETS	28,729,234	8,636,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	2,052,016	1,243,528
Other payables (Note 9)	-	230,174
Deferred revenue	526,005
Current portion of lease liability (Note 6)	116,447	-
Contingent consideration (Note 3)	1,067,181	-
Total current liabilities	3,761,649	1,473,702

Long-term liabilities
Long term portion of lease liability (Note 6)	996,286	-
Deferred income tax liability	24,339	96,956
Total Long-term liabilities	1,020,625	96,956

TOTAL LIABILITIES	4,782,274	1,570,658

SHAREHOLDERS' EQUITY
Share capital (Note 10)	37,001,572	15,210,041
Convertible debentures (Note 10)	-	1,025,595
Reserves (Note 11)	5,735,985	1,407,330
Deficit	(18,790,597)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	23,946,960	7,066,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,729,234	8,636,863

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Comprehensive Loss

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	4,662,928	1,561,425	10,683,942	4,001,068
Cost of sales	(1,705,571)	(895,859)	(4,209,001)	(2,247,258)
Gross profit	$2,957,357	665,567	6,474,941	1,753,810

Operating expenses
Sales and marketing	3,882,636	1,048,699	6,929,946	2,559,401
General and administrative	975,876	900,272	3,666,063	1,950,931
Research and development	2,675,954	315,931	3,612,956	1,064,707
Amortization (Note 6 &7)	149,962	52,047	370,673	114,998
Depredation (Note 5)	25,440	-	52,723	24,342
Foreign exchange loss (gain)	(15,284)	8,478	(7,307)	35,830
Total operating expenses	7,694,584	2,325,427	14,625,054	5,750,209
Operating loss	(4,737,227)	(1,659,860)	(8,150,113)	(3,996,399)
Loss before income taxes	(4,737,227)	(1,659,860)	(8,150,113)	(3,996,399)
Deferred income tax recovery	24,139	-	72,617	-
Net loss	(4,713,088)	(1,659,860)	(8,077,496)	(3,996,399)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	(167,617)	-	12,147	-
Total comprehensive loss	(4,880,705)	(1,659,860)	(8,065,349)	(3,996,399)
Loss per common share
Basic and diluted loss per common share	(0.07)	(0.03)	(0.12)	(0.07)
Weighted average number of common shares outstanding	71,979,018	55,216,009	66,112,703	53,320,252

NexTeeh AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(960,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares issued for exercise of warrants	8,461,500	2,655,750	-	-	-	2,655,750
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Private placement	2,942,965	1,765,779	-	-	-	1,765,779
Share-based payment	-	-	-	830,732	-	830,732
Shares issued for services	76,913	62,999	-	-	-	62,999
Translation of foreign operations	-	-	-	-	-	-
Net loss	-	-	-	-	(3,996,399)	(3,996,399)
Balance, September 30, 2019	56,309,250	12,536,551	-	1,254,195	(6,341,881)	7,448,865
Balance, December 31, 2019	60,509,250	15,210,041	l,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	4,282,128	2,987,062	-	-	-	2,987,062
Shares issued for exercise of options	1,938,666	895,099	-	-	-	895,099
Shares issued for purchase of Jolokia	1,000,000	1,491,889	-	-	-	1,491,889
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	1,063,851	855,894	-	3,550,183	-	4,406,077
Private placement	1,528,036	3,208,876	-		-	3,208,876
Short form prospectus	2,035,000	13,227,500	-		-	13,227,500
Share issuance costs	-	(2,074,963)	-	766,325	-	(1,308,638)
Translation of foreign operations	-	-	-	12,147	-	12,147
Net loss	-	-	-	-	(8,077,496)	(8,077,496)
Balance as at September 30, 2020	74,314,893	37,001,572	-	5,735,985	(18,790,597)	23,946,960

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Cash Flows

For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019

OPERATING ACTIVITIES
Net loss	(4,713,088)	(1,659,860)	(8,077,496)	(3,996,399)

Items not affecting cash:
Amortization of intangible assets	149,962	52,047	370,673	114,998
Amortization of right to use asset	(79)	-	(79)	-
Deferred income tax recovery	(24,139)	-	(72,617)	-
Depreciation of property and equipment	25,440	-	52,723	24,342
Shares issued to settle related party liability	(0)	-	38,239	-
Share-based payments	2,893,173	307,030	4,406,077	830,732
Option and warrant exercised shares outstanding	183,737	-	-	-

Changes in non-cash working capital items
Receivables	(867,929)	324,915	(728,382)	(150,727)
Prepaid expenses and deposits	(124,034)	60,877	(119,374)	(576,969)
Inventory	(1,160,476)	(817,608)	(1,488,357)	(1,372,975)
Accounts payable and accrued liabilities	119,806	891,524	600,593	12,065
Other payables	-	183,770	(230,174)	183,770
Deferred revenue	526,005	-	526,005	-
Net cash used in operating activities	(2,991,622)	(657,305)	(4,722,169)	(4,931,163)

INVESTING ACTIVITIES
Cash acquired in a business combination	-	-	-	128,670
Cash paid for acquisition of HootView	-	-	-	(85,664)
Cash paid for acquisition of Next level Ninjas	(719,895)	-	(719,895)	-
Purchase of equipment	(68,022)	-	(68,022)	(12,125)
Net cash used in investing activities	(787,917)	-	(787,917)	30,881

FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	1,765,700	-	3,882,161	2,655,750
Payment of lease obligations	(39,475)	-	(39,475)	-
Net proceeds from short term prospectus	12,118,689	-	12,118,689	-
Net proceeds from private placement	-	1,426,179	3,009,047	1,765,779
Net cash provided by financing activities	13,844,914	1,426,179	18,970,422	4,421,529

Foreign exchange	40,438	-	78,332	(170,542)

Net change in cash	10,105,815	768,874	13,538,668	(649,295)
Cash, beginning	6,282,197	228,689	2,849,344	1,646,858
Cash, ending	16,388,012	997,563	16,388,012	997,563

(Above excerpts from the condensed consolidated interim financial statements should be read in conjunction with the financial statement notes).

Non-IFRS Measures

This News Release makes reference to certain non-IFRS measures such as “Total Bookings” and “Backlog”. These non-IFRS measures are not recognized, defined, or standardized measures under IFRS. Our definition of Total Bookings and Backlog will likely differ from that used by other companies and therefore comparability may be limited.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our condensed consolidated interim financial statements and the related notes thereto as at and for the three and nine months ended September 30, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures below:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Total Bookings	$6,660,239	$1,561,425	$12,899,530	$3,368,451
Total Revenue	4,662,928	1,561,425	10,683,942	3,368,451
Adjustment for bookings	1,997,311	-	2,215,588	-
Adjustment for backlog	-	-	218,277	-
Backlog	1,997,311	-	1,997,311	-

In accordance with the company’s stock option plan the company has issued 200,000, 3-year options priced at $7.70CDN and pursuant to a consulting agreement with Felix Ritscher Head of IT and Security previously announced on November 6th, 2020, 4,100 common shares were also issued with a 4-month restriction.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.